Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Twelve Months Ended December 31,
	2014	2013	2012	2011	2010
Ratio of Earnings to Fixed Charges	2.5	3	0.8	3.3	1.6

The computation of the ratio of earnings to fixed charges is as follows (in millions):

	Twelve Months Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Earnings from continuing operations before taxes	$232	$273	$(40)	$353	$96
Fixed charges (see below)	152	134	215	149	146
Amortization of capitalized interest	8	7	6	4	3
Capitalized interest	(10)	(8)	(13)	(13)	(10)
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—

Earnings, as adjusted	$382	$406	$168	$493	$235

Fixed charges:
Portion of rents representative of interest expense	$30	$7	$9	$25	$23
Interest on indebtedness, including amortization of deferred loan costs	112	119	193	111	113
Capitalized interest	10	8	13	13	10

Total fixed charges	$152	$134	$215	$149	$146